Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,					Six Months Ended June 30, 2006
	2001	2002	2003	2004	2005
Earnings
Pre-tax income *	$54,271	$29,705	$55,987	$72,779	$130,918	$83,622
Fixed charges	4,058	4,068	8,379	11,067	20,755	12,654

Total earnings	$58,329	$33,773	$64,366	$83,846	$151,673	$96,276

Fixed Charges
Interest expense **	$3,596	$3,125	$7,352	$9,679	$18,815	$11,233
Rental interest factor	462	943	1,027	1,388	1,940	1,421

Total fixed charges	$4,058	$4,068	$8,379	$11,067	$20,755	$12,654

Ratio of earnings to fixed charges	14.4x	8.3x	7.7x	7.6x	7.3x	7.6x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.